UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 4)*
Target Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
87612E106
(CUSIP Number)
Roy J. Katzovicz, Esq.
Pershing Square Capital Management, L.P.
888 Seventh Avenue, 42nd Floor
New York, NY 10019
212-813-3700
with a copy to:
Alan J. Sinsheimer, Esq.
Janet T. Geldzahler, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
212-558-4000
February 4, 2009
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	87612E106	Schedule 13D/A	Page	2	of	9 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Pershing Square Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0

	8	SHARED VOTING POWER

72,890,835

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

72,890,835

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

72,890,835

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.7% [1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
1   Calculated based on 752,780,059 shares of the common stock, par value $0.0833, of Target Corporation outstanding as of December 3, 2008, as reported in Target Corporation’s quarterly report on Form 10-Q for the quarterly period ended November 1, 2008.

CUSIP No.	87612E106	Schedule 13D/A	Page	3	of	9 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) PS Management GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0

	8	SHARED VOTING POWER

72,890,835

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

72,890,835

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

72,890,835

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.7% [2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
2   Calculated based on 752,780,059 shares of the common stock, par value $0.0833, of Target Corporation outstanding as of December 3, 2008, as reported in Target Corporation’s quarterly report on Form 10-Q for the quarterly period ended November 1, 2008.

CUSIP No.	87612E106	Schedule 13D/A	Page	4	of	9 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Pershing Square GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0

	8	SHARED VOTING POWER

9,574,651

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

9,574,651

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,574,651

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3% [3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
3   Calculated based on 752,780,059 shares of the common stock, par value $0.0833, of Target Corporation outstanding as of December 3, 2008, as reported in Target Corporation’s quarterly report on Form 10-Q for the quarterly period ended November 1, 2008.

CUSIP No.	87612E106	Schedule 13D/A	Page	5	of	9 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Pershing Square Holdings GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0

	8	SHARED VOTING POWER

34,975,286

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

34,975,286

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

34,975,286

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.6% [4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
4   Calculated based on 752,780,059 shares of the common stock, par value $0.0833, of Target Corporation outstanding as of December 3, 2008, as reported in Target Corporation’s quarterly report on Form 10-Q for the quarterly period ended November 1, 2008.

CUSIP No.	87612E106	Schedule 13D/A	Page	6	of	9 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) William A. Ackman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0

	8	SHARED VOTING POWER

72,890,835

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

72,890,835

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

72,890,835

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.7% [5]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
5   Calculated based on 752,780,059 shares of the common stock, par value $0.0833, of Target Corporation outstanding as of December 3, 2008, as reported in Target Corporation’s quarterly report on Form 10-Q for the quarterly period ended November 1, 2008.

CUSIP No.	87612E106	Schedule 13D/A	Page	7	of	9 Pages
     Item 1. Security and Issuer.
     This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends and supplements the statement on Schedule 13D, filed on July 16, 2007 (the “Original Schedule 13D”), as amended by Amendment No. 1 (“Amendment No. 1”), filed on December 24, 2007, Amendment No. 2, filed on January 16, 2008 (“Amendment No. 2”), and Amendment No. 3, filed on August 14, 2008 (“Amendment No. 3”, and the Original Schedule 13D as amended and supplemented by Amendment No. 1, Amendment No. 2 and Amendment No. 3, the “Schedule 13D”), by (i) Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”), (ii) PS Management GP, LLC, a Delaware limited liability company, (iii) Pershing Square GP, LLC, a Delaware limited liability company, (iv) Pershing Square Holdings GP, LLC, a Delaware limited liability company, and (v) William A. Ackman, a citizen of the United States of America (collectively, the “Reporting Persons”), relating to the common stock, par value $0.0833 per share (the “Common Stock”), of Target Corporation, a Minnesota corporation (the “Issuer”, the “Company” or “Target”). Unless otherwise defined herein, terms defined in the Original Schedule 13D shall have such defined meanings in this Amendment No. 4. The principal executive offices of the Issuer are located at: 1000 Nicollet Mall, Minneapolis, Minnesota 55403.
     As of February 6, 2009, as reflected in this Amendment No. 4, the Reporting Persons are reporting beneficial ownership on an aggregate basis of 72,890,835 shares of Common Stock (approximately 9.7% of the outstanding shares of Common Stock), which include shares of Common Stock and shares subject to certain stock-settled American-style call options. The Reporting Persons also have economic exposure to approximately 6,050,766 notional shares of Common Stock subject to certain cash settled call options, bringing their total economic exposure to 78,941,601 shares of Common Stock (approximately 10.5% of the outstanding shares of Common Stock).
     Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 of the Schedule 13D is hereby amended and restated in its entirety, as follows:
     Pershing Square advises a number of client accounts, including the accounts of Pershing Square, L.P., a Delaware limited partnership, Pershing Square II, L.P., a Delaware limited partnership, Pershing Square International, Ltd., a Cayman Islands exempted company (the “Pershing Square Hedge Funds”). Separately, Pershing Square advises Pershing Square IV A, L.P., a Cayman Islands exempted limited partnership, Pershing Square International IV Trade-Co, Ltd., a Cayman Islands exempted company, Pershing Square International IV-I Trade-Co, Ltd., a Cayman Islands exempted company, Pershing Square IV Trade-Co, L.P., a Delaware limited partnership, and Pershing Square IV-I Trade-Co, L.P., a Delaware limited partnership (collectively, “Pershing Square IV” and together with the Pershing Square Hedge Funds, the “Pershing Square Funds”). Since August 14, 2008, the date of the last amended filing of the Reporting Persons’ Schedule 13D, the Reporting Persons purchased securities and other financial instruments reported on Schedule 13D, as amended, for a total consideration (including brokerage commissions) of $602,326,900. The source of such consideration was the available capital of the Pershing Square Funds and proceeds from the sale of certain out-of-the-money call options detailed on Exhibit 99.1 of this Amendment No. 4.
     Item 4. Purpose of Transaction.
     Item 4 of the Schedule 13D is hereby amended and supplemented as follows:
     The Reporting Persons hold Common Stock and options for investment purposes. The Reporting Persons continue to believe in their fundamental investment case for Target and that the Company’s Common Stock is undervalued at current market prices.
     Depending on various factors, including the Issuer’s financial position and strategic direction, the outcome of discussions with the Issuer, actions taken by the Issuer, and trading price levels of the Common Stock, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock or related financial instruments or selling some or all of their respective beneficial and economic holdings, engaging in any hedging or similar transaction with respect to such holdings and/or otherwise changing their intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. Investors in Pershing Square IV have been offered the opportunity to add additional capital or seek liquidity for some or all of their investment. Consequently, certain of the Reporting Persons may change their beneficial or economic holdings depending on additions or redemptions of capital. The Reporting Persons’ are in the business of trading – buying and selling – securities and other financial instruments.  Consequently, the Reporting Persons’ beneficial ownership as reported on this Schedule 13D will vary over time depending on various factors, with or without regard to the Reporting Persons’ views of the Issuer’s business, prospects or valuation (including the market price of Common Stock), including without limitation, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, conditions in the securities market and general economic and industry conditions.
     Item 5. Interest in Securities of the Issuer.
     (a), (b) Based upon the Issuer’s quarterly report on Form 10-Q for the quarterly period ended November 1, 2008, there were 752,780,059 shares of Common Stock outstanding as of December 3, 2008. Based on the foregoing, 72,890,835 shares of the Common Stock (which includes Common Stock and physically-settled listed and over-the-counter American-style call options), representing 9.7% of the shares of the Common Stock issued and outstanding, are reported on this Amendment No. 4.
     As of the date hereof, none of the Reporting Persons owns any shares of the Common Stock other than as reported herein.
     Item 5(c) of the Schedule 13D is hereby amended and restated as follows:

CUSIP No.	87612E106	Schedule 13D/A	Page	8	of	9 Pages
          (c) See the trading data for the last 60 days attached hereto as Exhibit 99.1. Exhibit 99.1 is incorporated by reference into this Item 5(c) as if set out herein in full.
          Except as set forth in Exhibit 99.1 attached hereto, within the last 60 days, no other transaction in shares of the Common Stock or derivative securities were effected by any Reporting Person.
     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Item 6 of the Schedule 13D is hereby supplemented as follows:
     The Reporting Persons acquired and sold over-the-counter market stock-settled call options with broker dealer counterparties previously disclosed on this Schedule 13D, at maturities and strike prices reflected on Exhibit 99.1 which is incorporated into this Item 6 as if restated in full.
     Item 7. Material to be filed as Exhibits.

Exhibit 99.1	Trading data.

CUSIP No.	87612E106	Schedule 13D/A	Page	9	of	9 Pages
SIGNATURES
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 6, 2009

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

By:	PS Management GP, LLC, its General Partner

By: Name:	/s/ William A. Ackman William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC

By: Name:	/s/ William A. Ackman William A. Ackman
Managing Member

PERSHING SQUARE GP, LLC

By: Name:	/s/ William A. Ackman William A. Ackman
Managing Member

PERSHING SQUARE HOLDINGS GP, LLC

By: Name:	/s/ William A. Ackman William A. Ackman
Managing Member

/s/ William A. Ackman

William	A. Ackman

EXHIBIT INDEX

Exhibit 99.1	Trading data.